
GRASIM
ADITYA BIRLA GROUP

03 AUG 19 AM 7:21

By Air Mail
82-3322

28th July, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :


03029368

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th June, 2003, which have been taken on record by the Board of Directors of the Company at their meeting held today.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.r
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

03 AUG 19 AM 7:21

28th July, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax : /

By Air Mail

Dear Sir,

1. This is further to our letter of date vide which we have sent to you the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th June, 2003, which have been taken on record by the Board of Directors of the Company at their meeting held today. The Statutory Auditors of the Company had done the Limited Review of the aforesaid results which have been submitted to you by us.

2. We are now sending herewith the copy of the certificate of date of our Statutory Auditors certifying that the Limited Review of the aforesaid Financial Results has been done by them as required under clause 41 of the Listing Agreement.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vs
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

LODHA & CO.	G.P. KAPADIA & CO.
CHARTERED ACCOUNTANTS	CHARTERED ACCOUNTANTS
12,Bhagat Singh Marg,	Hamam House,
Gole Market,	Ambalal Doshi Marg,
New Delhi - 110 001	Hamam Street,
	Mumbai - 400 023

AUDITORS' REVIEW REPORT

TO THE BOARD OF DIRECTOR'S OF GRASIM INDUSTRIES LIMITED

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Limited for the three months period ended on June 30, 2003. However, we have not reviewed the figures for the corresponding three months period ended on June 30, 2002 in previous year. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement."

For LODHA & CO.,
Chartered Accountants



NARENDRA LODHA
Partner

For G.P.KAPADIA & CO.,
Chartered Accountants



ATUL B. DESAI
Partner

Place: Mumbai
Dated: 28th July, 2003


GRASIM
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 30TH JUNE, 2003

Rs in Crores

	Three Months Ended 30th June 2003	Three Months Ended 30th June 2002	Year ended 31st March 2003 (Audited)
Net Sales / Income from Operations	**1,174.67**	**1,135.51**	**4,626.29**
Other Income	21.06	9.27	115.84
Total Expenditure			
- Decrease / (Increase) in Stock	47.28	66.19	16.70
- Raw Material Consumed	274.05	249.73	1,175.91
- Purchases of Finished Goods	12.52	4.42	17.62
- Payment to & Provision for Employees	80.52	75.18	326.32
- Power & Fuel	201.70	201.77	855.53
- Freight , Handling & Other expenses	125.95	137.43	508.68
- Other Expenditure	164.43	155.33	699.70
Total Expenditure	**906.45**	**890.05**	**3,600.46**
Interest	39.08	44.18	168.41
Gross profit	**250.20**	**210.55**	**973.26**
Depreciation	67.01	62.42	254.14
Profit before Exceptional Items and Tax	**183.19**	**148.13**	**719.12**
Tax Provision of earlier years written back	-	-	40.00
Loss on Sale of Shares in Mangalore Refinery & Petrochemicals Ltd.	-	-	(208.62)
Employees separation cost	(2.70)	(1.66)	(5.92)
Profit before Tax Expense	**180.49**	**146.47**	**544.58**
Provision for Current Tax	(48.00)	(34.00)	(192.00)
(Deferred Tax) / Deferred Tax write-back	(2.00)	(7.00)	15.00
Net Profit	**130.49**	**105.47**	**367.58**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*2,879.35*
Basic & Diluted EPS for the period (Rupees)	**14.23**	**11.50**	**40.09**

Notes:

1. The Operations at the Company's Staple Fibre Plants at Nagda and Harihar were suspended for 45 & 44 days respectively, due to water shortage at these locations. With the onset of monsoon and availability of water, Company has resumed normal operations at these plants .
2. Pursuant to the open offer made by the Company to acquire upto 20% of the total subscribed and fully paid-up equity capital of Larsen & Toubro Ltd. (L&T), the Company has acquired 944356 shares at a price of Rs. 190 per share. The Company now holds 15.73% of L&T's total subscribed and fully paid-up equity capital.
3. As part of the proposal for the demerger of Cement Business of L&T into a Separate Company (Cemco), the Company proposes to acquire 8.5% equity stake in Cemco from L&T and to make an open offer for purchase of an additional 30% of the equity of Cemco.Post demerger, the Company also proposes to sell its entire holding in L&T to L&T Foundation / Trusts. The completion of the demerger process and consequential acquisition/sale of shares is subject to various statutory and regulatory approvals.

Cont. on Page 2



28/7/03
NEW DELHI

Cont. from Page 1

4. Segments Reporting:

Rs. in Crores

	Three Months Ended 30th June 2003	Three Months Ended 30th June 2002	Year ended 31st March 2003 (Audited)
1. SEGMENT REVENUE			
a Fibre & Pulp	392.50	419.02	1,643.66
b Cement	572.09	542.88	2,187.30
c Sponge Iron	125.83	87.74	405.97
d Chemicals	53.88	52.66	256.71
e Textiles	52.07	53.92	231.06
f Others	0.01	2.65	5.73
TOTAL	1,196.38	1,158.87	4,730.43
(Less) : Inter Segment Revenue	(21.71)	(23.36)	(104.14)
Net Sales / Income from Operations	1,174.67	1,135.51	4,626.29
2. SEGMENT RESULTS			
a Fibre & Pulp	96.68	124.19	543.81
b Cement	68.62	61.82	222.02
c Sponge Iron	39.62	11.40	66.56
d Chemicals	7.40	4.32	38.38
e Textiles	(0.91)	(8.54)	(22.12)
f Others	(0.01)	(1.41)	(4.08)
TOTAL	211.40	191.78	844.57
Add / (Less) :			
Interest	**(39.08)**	**(44.18)**	**(168.41)**
Net Unallocable Income / (Expenditure)	10.87	0.53	42.96
Profit before Exceptional Items and Tax Expense	183.19	148.13	719.12
Tax Provision of earlier years written back	-	-	40.00
Loss on Sale of Shares in Mangalore Refinery & Petrochemicals Ltd.			(208.62)
Employees separation cost	(2.70)	(1.66)	(5.92)
Profit Before Tax Expenses	180.49	146.47	544.58
3. CAPITAL EMPLOYED			
a Fibre & Pulp	826.04	814.07	850.57
b Cement	2,009.48	2,035.97	2,087.69
c Sponge Iron	483.95	548.72	497.76
d Chemicals	197.55	217.69	210.75
e Textiles	108.48	132.52	109.34
f Others	2.23	7.96	3.44
TOTAL	3,627.73	3,756.93	3,759.55
g. Unallocated Corporate Capital Employed	2,193.89	1,572.66	1,919.33
TOTAL CAPITAL EMPLOYED	5,821.62	5,329.59	5,678.88

5. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :
   Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   Chemicals - Caustic Soda & Allied Chemicals
   Cement - Grey & White Cement
   Sponge Iron - Sponge Iron
   Textiles - Fabrics & Yarn

6. Segment-wise break-up for Employee Separation Cost is as under :

Rs. in Crores

	Q1-FY2004	Q1-FY2003	FY2003
Fibre & Pulp	1.64	0.97	3.58
Chemical	0.72	0.39	1.16
Cement	0.20	0.11	0.73
Textiles	0.03	0.19	0.45

7. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

8. During the quarter, total four investor complaints were received , which were promptly attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

9. The above results have been taken on record at the meeting of the Board of Directors held on 28th July,2003.


LODHA & CO
28/7/03
NEW DELHI

10. The Limited Review. as required under clause 41 of listing agreement , has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 28th July , 2003

Shailendra K. Jain
Whole-time Director